Lori B. Marino	Medco Health Solutions, Inc.
Vice President & Assistant General Counsel, Corporate Law & Business Development	100 Parsons Pond Drive Franklin Lakes, NJ 07417 tel 201 269 5869 fax 201 269 2880 lori_marino@medco.com
May 19, 2009
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W. (Mail Stop 6010)
Washington, D.C. 20549

Re:	Medco Health Solutions, Inc. Form 10-K for the Fiscal Year Ended December 27, 2008 Filed February 24, 2009 Definitive Proxy Statement on Schedule 14A Filed April 7, 2009 File No. 001-31312
Dear Mr. Rosenberg:
     Reference is made to the comments of the Staff of the Securities and Exchange
Commission (the “SEC” or the “Staff”) with respect to the above-referenced Form 10-K for the fiscal year ended December 27, 2008 (the “Form 10-K”) of Medco Health Solutions, Inc. (the “Company”) and Definitive Proxy Statement on Schedule 14A filed on April 7, 2009 (the “Proxy Statement”) of the Company in the letter dated May 8, 2009 (the “Comment Letter”), addressed to David B. Snow, Jr., Chairman and Chief Executive Officer of the Company.
     On behalf of the Company, I am writing to respond to the comments. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in bold, and have provided our responses immediately following each comment.
     Pursuant to the Staff’s instructions, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking action with respect to the filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 27, 2008
Item 1. Business, page 1
1.
You state on page 10 that your two insurance company subsidiaries have been operating under contracts with Centers for Medicare & Medicaid Services (“CMS”) since 2006, and currently offer several Medicare PDP options. In addition, on page 21, you state that any failure to achieve growth in your Medicare Part D business may have an adverse effect on your financial position, results of operations or cash flows. Please revise your business section to provide a description of the material terms of the agreements, including, but not limited to any payment provisions, other rights obtained and material obligations that must be met to keep the agreement in place, term and termination provisions. In addition, please file copies of the agreements with CMS. Alternatively, please provide us with a detailed analysis which supports your apparent conclusion that you are not substantially dependent on these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE 1:
     The Company’s two contracts with the Centers for Medicare & Medicaid Services (“CMS”) relate to the Company’s own Medicare Part D Prescription Drug Program (“PDP”) risk-based product offerings, offered through two insurance company subsidiaries. Revenues associated with this business are not material to the Company’s overall results of operations. On page 42 of our Form 10-K under “Key Financial Statement Components, Consolidated Statements of Income,” we disclose the relevant financial information:
     “Our product net revenues include premium revenues for our Medicare Part D PDP risk-based product offerings, which exclude member cost share. In 2008 and 2007, premium revenues for our PDP products were $317 million and $255 million, respectively, or less than 1% of total net revenues. In 2006, premium revenues for our PDP product were $465 million, or approximately 1% of total net revenues.”
     In addition to the Company’s own PDP offerings, we provide customized Medicare Part D PDP products to our clients in support of their Medicare Part D plans or their federal retiree drug subsidy. This part of the Company’s business is described on page 7 of the Form 10-K under “Products and Services, Plan Designs” as follows:
     “Integrating Medicare Part D considerations into plan designs is increasingly important to clients with Medicare-eligible members, which is why Medco has established Medco Retiree Solutionstm, a business unit dedicated to helping clients address this complex government prescription drug program. In addition to supporting clients that choose to file for the Retiree Drug Subsidy, Medco is a leading provider of Employer Group Waiver Plans, a group-enrolled Medicare Part D option for employers and labor groups, as well as serving as the “PBM inside” a number of Medicare Part D sponsors that offer drug-only and integrated medical and Medicare Part D drug benefits in the marketplace.”

The risk factor statement regarding “failure to achieve growth in our Medicare Part D business” on page 21 is not intended to be referring to the Company’s contracts with CMS relating to our own PDP, but rather the Company’s overall retiree strategy. It is principally intended to capture the additional products and services the Company offers to our clients as described above as well as any impacts there may be to the market for our group pharmacy benefit plan services. Our client base includes clients who provide prescription benefits to Medicare-eligible members. If some of our clients decided to discontinue providing prescription drug benefits to their Medicare-eligible members, the adverse effects of the loss of these members may outweigh the potential new business opportunities within our client Medicare Part D plans or our own PDP. The risk factor is addressing the overall uncertainty regarding the impact of the Medicare Part D benefit to our business, as well as acknowledging that the Company has made significant investments and that the failure to properly execute our overall retiree strategy including MedicarePart D related services may have an adverse effect on the Company’s financial position, results of operations or cash flows.
     In conclusion, the Company believes that its contracts with CMS were entered into in the ordinary course of the Company’s business and the Company’s business is not substantially dependent on these contracts pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. As disclosed on page 42 of the Form 10-K, the financial contribution associated with the contracts with CMS is clearly not material to the Company’s results of operations. Additionally as described above, the risk factor discussing failure to achieve growth in our Medicare Part D business is intended to address a broader risk. To provide further clarification on this point, in future filings, beginning with the Company’s next Form 10-Q filing, the Company will include the following risk factor:
     “Failure in continued execution of our retiree strategy, including the potential loss of Medicare Part D eligible members, could adversely impact our business and financial results.
     Our retiree strategy is multi-faceted and includes the provision of products and services in support of our client’s Medicare Part D plans or federal retiree drug subsidy. In addition, our strategy includes managing the potential loss of Medicare-eligible members covered under the Company’s programs with its PBM clients. Lastly, the Company participates in the Medicare Part D benefit with its own PDP. We have made substantial investments in the personnel and technology necessary to administer our retiree strategy.
     In time, the Medicare Part D prescription benefit could have the effect of rendering existing prescription drug benefit plans less valuable to our clients and their members which would reduce the total market for PBM services. In addition, some of our clients could decide to discontinue providing prescription drug benefits to their Medicare-eligible members. If this occurs, the adverse effects of the loss of these members may outweigh any opportunities for new business generated by the Medicare Part D benefit through our client Medicare Part D plans and our own PDP. As a result, we are not in a position to accurately predict the long-term impact of Medicare Part D on our business, financial condition or results of operations.

     Additionally, we have various contractual and regulatory compliance requirements associated with participating in Medicare Part D. Similar to our requirements with other clients, our policies and practices associated with executing our PDP are subject to audit. If material contractual or regulatory non-compliance was to be identified, monetary penalties and/or applicable sanctions, including suspension of enrollment and marketing or debarment from participation in Medicare programs, may be imposed.
     Like many aspects of the Company’s business, the administration of the Medicare Part D program is complex. Any failure to execute the provisions of the Medicare Part D program as well as our overall retiree strategy may have an adverse effect on our financial position, results of operations or cash flows.”
Clients, page 10
2.
We note that UnitedHealth Group Incorporated is the company’s largest client, representing approximately $11,000 million, or 21%, of Medco’s net revenues. It appears that this agreement is material to the company’s business. Accordingly, please revise to provide a description of the material terms of the agreement, including, but not limited to any payment provisions, other rights obtained and material obligations that must be met to keep the agreement in place, term and termination provisions. In addition, please file a copy of the agreement with UnitedHealth Group. Alternatively, please provide us with a detailed analysis which supports your apparent conclusion that you are not substantially dependent on this agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE 2:
     The Company has had a contractual relationship with UnitedHealth Group Incorporated (“UnitedHealth”) since 2000. Since that time, the net revenues generated from the UnitedHealth contract have generally ranged from 16% to 23% of our total net revenues. Our most recent fiscal quarter ended March 28, 2009 reflected a contribution of 19% of our total net revenues. We provide specific disclosure regarding our contract with UnitedHealth pursuant to the disclosure requirements of Item 101 of Regulation S-K (customer contracts that constitute greater than 10% of a company’s consolidated revenues). However, we do not believe disclosure of our business relationship with UnitedHealth for this purpose by default results in the UnitedHealth agreement being considered a material contract pursuant to Item 601.
     On a quarterly basis the Company evaluates the requirements to file material definitive agreements pursuant to Item 1.01 of the Form 8-K and material contracts pursuant to Item 601(b)(10) of Regulation S-K (“Item 601”). In evaluating the UnitedHealth contract individually and relative to other customer contracts, the Company has consistently concluded that this contract was entered into in the ordinary course of the Company’s business with terms generally consistent with those prevailing in the Company’s industry.
     We recognize that there are contracts which despite being entered into in the ordinary course, still must be filed as material contracts pursuant to Item 601(b)(10)(ii)(B),

notably the following: “Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent”.
     In evaluating whether the Company’s business is “substantially dependent” on the UnitedHealth contract, management considered the various factors as described below:
•
The example in Item 601(b)(10)(ii)(B) of customer contracts on which a business is “substantially dependent” references customer contracts for sale of “the major part” of a company’s products or services. From a revenue perspective, this language indicates a threshold for the “substantially dependent” test at a level well in excess of the percentage of our revenue represented by this customer. While this contract represents an important part of our business, it does not represent “the major part” of our products and services.

•
From a profitability standpoint, the Company has consistently indicated both in its periodic reports filed with the SEC (including the Form 10-K) and in its public statements, that although large from a revenue standpoint, the UnitedHealth contract has a lower level of profitability to the Company than other customer contracts. The Company has included the following disclosure on page 45 of Form 10-K under “Client-Related Information”:

     “The UnitedHealth Group account has much lower mail-order penetration and, because of its size, steeper pricing than the average client, and consequently generates lower profitability than typical client accounts.”
•
Lastly, we disclose on page 20 of the “Risk Factors” section of the Form 10-K that in the event of the loss of several of our large clients and not solely UnitedHealth, our revenues and results of operations “could” suffer; we have not concluded any such loss “would” have such an effect.

     To provide further clarity regarding the profitability of this contract, in future filings, beginning with the Company’s next Form 10-Q filing, the Company will include the following disclosure:

“Clients.
     We have clients in a broad range of industry categories, including various Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans. For the fiscal year ended December 27, 2008, our ten largest clients based on revenue accounted for approximately 45% of our net revenues, including UnitedHealth Group Incorporated (“UnitedHealth Group”), our largest client, which represented approximately $11,000 million, or 21%, of our net revenues. The UnitedHealth Group account has much lower mail-order penetration and, because of its size, steeper pricing than the average client, and consequently generally yields lower profitability than smaller client accounts. In addition, with respect to mail-order volume, which is an important contributor to the Company’s overall profitability, the mail-order volume associated with this account represented less than 10% of our overall mail volume for the fiscal year ended December 27, 2008. In April 2008, we announced a new agreement with UnitedHealth Group to provide pharmacy benefit services through December 31, 2012. None of our other clients individually represented more than 10% of our net revenues in 2008, 2007 or 2006.”
     In conclusion and after careful consideration based on the above described factors, the Company does not believe that its contract with UnitedHealth is required to be filed because it is an ordinary course agreement upon which the Company’s business is not substantially dependent and it is not within the scope of Items 601(b)(10)(ii)(A), (C) and (D) of Regulation S-K.
Item 9A. Controls and Procedures, page 119
Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures,

3.
Please confirm to us, if true, that your disclosure controls and procedures were designed to provide “reasonable assurance” that the controls and procedures will meet their objectives. We are requesting this information to determine whether the objective for the design of the disclosure controls and procedures is consistent with your principal executive officer and principal financial officer’s conclusion that your disclosure controls and procedures are effective at that “reasonable assurance” level. If true, please represent to us that you will clarify this in future filings. If not true, please provide us with an explanation.

RESPONSE 3:
     The Company acknowledges this comment and confirms that its disclosure controls and procedures were designed to provide “reasonable assurance” that they will meet their objectives. In future filings, beginning with the Company’s next Form 10-Q, the Company will include the following disclosure:
     “The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. As of the end of the period covered by this Report, our management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on this evaluation our Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the objectives described above were met as of the end of the period covered by this Report.”
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis
Annual Bonuses, page 28
4.
You disclose each of the target goals for your 2008 Performance Metric goals. In addition to the target goal, it appears that you have also set threshold and maximum goals for each performance metric. Please revise your disclosure to provide the threshold and maximum goals for each 2008 Performance Metric. If you did not set specific threshold and maximum goals for each performance metric, please disclose how the committee determines if the threshold and maximum goals have been met or exceeded.

RESPONSE 4:
     The annual bonuses paid to the named executive officers are paid under the Executive Incentive Compensation Plan (“EICP”). The EICP is separate from the broad-based Annual Incentive Plan. For example, the EICP establishes a maximum bonus amount for each executive officer if bonuses are funded under the Annual Incentive Plan. There is no guarantee that a named executive officer will receive a bonus simply as a result of funding. As disclosed on page 28 of our 2009 Proxy Statement, the Compensation Committee exercises negative discretion under the EICP to arrive at the actual bonus payment. One of a number of factors used by the Committee in determining the actual bonus for a named executive officer is the funding percentage under the broad-based Annual Incentive Plan (which for performance year 2008, was 127.5 as disclosed in the Proxy Statement).
     In order to be more transparent in our disclosures, we have provided a detailed description of the Annual Incentive Plan, including the targets established at the beginning of the year and relative weighting of the targets. In addition, we have disclosed whether those targets were satisfied or exceeded. However, the minimum and maximum goals under the Annual Incentive Plan are not relevant to the EICP or to an understanding of the compensation decisions made by the Compensation Committee. The actual funding percentage is relevant as it is a factor considered by the Committee and as indicated above such percentage is already disclosed. We believe that our existing disclosure is sufficient to understand how the funding percentage was determined.
     Notwithstanding the foregoing, even if disclosure of the thresholds and maximum goals is required, for the reasons set forth below, the Company believes that disclosure of the specific threshold and maximum performance goals would result in competitive harm to the Company1 and would likely be confusing for investors.
     The Committee has established threshold, target and maximum performance goals for each performance metric used under the Annual Incentive Plan. The performance goals are designed to drive superior performance and relate to goals established under our operating plan. The operating plan establishes stretch goals for management and reflects full consideration of corporate strategy and the related risks and opportunities. The actions and initiatives necessary to achieve the operating plan goals are aggressive. The target performance goals under the Annual Incentive Plan are designed to meet the operating plan’s stretch goals. Maximum thresholds are set at levels designed to exceed the operating plan and reward superior performance. For example, the 2008 Annual Incentive Plan target performance goal for earnings per share ($2.21) was set at the upper range of the guidance we disclosed to investors in the beginning of 2008. This was a stretch goal at the time it was established and it is designed to reward outstanding performance.
     Competition among providers of PBM services is intense. We compete with a wide variety of market participants, including national, regional and local PBMs, Blue Cross/Blue Shield plans, insurance companies, managed care organizations, large retail chains, large retail stores with in-store pharmacy operations and Internet pharmacies. Our competitors include many profitable and well-established companies that have significant financial, marketing and other resources. Some of our specialty pharmacy and clinical service offerings compete with similar services provided by

[1]
Instruction 4 to Item 402(b) of Regulation S-K provides that the Company need not disclose the Company performance goals if such disclosure would result in competitive harm to the Company. Instruction 4 further provides that the standard used in determining whether disclosure would cause competitive harm is the same standard applicable to requests for confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon “exemption 4” of the Freedom of Information Act and Rule 80(b)(4) thereunder.

The courts have interpreted exemption 4 as affording protection from disclosure to information that is (i) commercial or financial, (ii) obtained from a person outside the government and (iii) privileged or confidential. Gulf & Western Industries, Inc. v. United States, 615 F.2d 527, 529 (D.C., Cir. 1979); National Parks & Conversation Ass’n v. Morton, 498 F.2d 765, 766 (D.C. Cir. 1974), subsequent appeal sub nom. National Parks & Conversation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976). Under this standard, in order to show the likelihood of competitive harm, it is not necessary to show actual competitive harm. National Parks & Conservation Ass’n v. Morton, 498 F.2d at 770. The Company believes that, for the reasons discussed in the text, the threshold and maximum performance goals for earnings per share and net new sales in the Company’s Annual Incentive Plan are exempted from disclosure under exemption 4 because they meet all three requirements referred to above: the information (1) is commercial and financial; (2) was obtained from a person outside of the government and (3) is confidential. The information would cause competitive harm to the Company and also would likely be confusing for investors.

     smaller companies in niche markets. We compete based on innovation and service, as well as on price. To attract new clients and retain existing clients, we must continually develop new products and services to assist clients in managing their pharmacy benefit programs.
     As a result of the significant competition in the industry, we regularly review our competitor’s publicly available information to assess the market and assist in establishing the Company’s goals. We believe that our competitors similarly review our disclosure to identify potential strengths and weaknesses of our business and use any information they can obtain in setting their own strategy. The Company believes that disclosure of our minimum and maximum goals, even on a historical basis, would provide our competitors with insight into the Company’s confidential business plan that would otherwise not be available. We note that our competitors do not provide this level of disclosure regarding their key performance drivers and we would be disadvantaged by providing this disclosure and not having access to similar information about our competitors.
     Our performance metrics are selected because they support key drivers of the business. Our annual incentive plan is fully aligned with shareholders because our executives are motivated to achieve superior performance. Our goals are deliberately set at aggressive levels and the Company has provided clear disclosure regarding the targets and the results of performance. The Company recognizes that the performance metrics could be more closely aligned with our public disclosure in order to minimize concerns of competitive harm. However, we believe that the interests of our shareholders are better served by the selection of key internal performance drivers as metrics and the selection of objective thresholds and maximum targets. We believe that the SEC’s disclosure rules are designed to protect our competitive information in these circumstances.
     The Company believes that disclosure of the threshold and maximum amounts for earnings per share could also cause confusion and potentially mislead investors. Our published guidance is based on our probability of achieving our operating plan stretch goals. As discussed, our Annual Incentive Plan targets are aggressive goals for management. We are concerned that disclosure of the minimum and maximum targets could cause investors to evaluate the Company’s performance based on metrics different from the guidance that we provide. This could cause investors to set targets at unrealistic levels, creating expectations that are inconsistent with guidance given by the Company and resulting in harm to investors.
     The net new sales and client retention goals are also established as stretch goals to support the Company’s strategic plan. As a result, they are set higher than the Company’s expectations. In addition, the measurement period under the Plan for both net new sales and client retention is different from the measurement period used for our public reporting. As a result, neither the goals nor the actual results of the performance metrics align with our fiscal year disclosure. The Company believes that disclosure of the threshold and maximum goals could cause confusion and mislead investors.

     We also believe that disclosure of threshold and maximum goals for net new sales and client retention results in competitive harm. The outer ranges of these performance metrics requires a confidential analysis of our ability to retain and win business. Reporting the outer ranges of these metrics could provide our competitors with insight into the major accounts we considered to be at risk of renewing or the prospect of winning new accounts, particularly large accounts. Even retrospective disclosure of this internal view of our client relationships could cause competitive harm because most of our accounts renew every three years.
     Finally, we do not believe that disclosure of the minimum and maximum goals is necessary for a full understanding of how the annual bonus pool is funded. The disclosure in the 2009 Proxy Statement relating to Annual Bonuses describes each performance metric, the relative weightings and the target goals. The goals are described as “stretch” goals. In addition, the disclosure with respect to the results achieved for the year includes a description of whether such goal was achieved and the resulting funding percentage for the Plan. We believe this disclosure provides the details necessary for a robust understanding of the operation and funding of the Annual Incentive Plan, while not disclosing information that poses a reasonable risk of competitive harm and confusion.
5.
In disclosing your 2008 performance, you have disclosed that “the company exceeded the maximum target.” For each goal that was met or exceeded, please revise to disclose your specific performance. Accordingly, please revise to disclose your earnings per share and net-new sales amount achieved in fiscal 2008.

RESPONSE 5:
     In future filings, beginning with the Company’s proxy statement relating to the 2010 Annual Meeting of Shareholders (the “2010 Proxy Statement”), although we believe disclosure of the threshold and maximum for earnings per share will cause competitive harm as discussed in Response 4, we will include disclosure of the actual results for earnings per share. Where the results under the Plan differ from our other public disclosures, we will also include additional disclosure to explain the differences.
     With respect to net-new sales, we note that disclosure of the actual results for net-new sales would result in competitive harm. The measurement period for the Annual Incentive Plan differs from our fiscal year and is intended to reward employees for sales efforts in 2008 including business that is installed as of January 1, 2009. As discussed more fully in Response 4, disclosure of the actual results for the performance period, as opposed to the fiscal year which is reported publicly, would provide our competitors with insight into potentially significant wins and losses much earlier than would otherwise be reported. This could provide opportunity for them to change their strategy to react to our performance and negatively impact our business.
     In addition, we note that different performance metrics used in the future may be internal measures of performance which may be kept confidential and may not be disclosed to the public. In these cases, the Company will carefully consider the competitive harm that might result from these disclosures and will endeavor to provide additional detail in accordance with the Staff’s comments, to the extent that such detail will not result in competitive harm to the Company.
     For performance year 2008, the performance results for the Annual Incentive Plan would be disclosed substantially as follows:

GOAL	2008 Results
EPS (Cash)	$2.30 *
Funding	75.0%

Net-New Sales ($M)	Above maximum**
Funding	52.5%

Retention Rate
Funding	0.0%

Total Funding	127.5%

     * Our publicly reported results for full-year fiscal 2008 for diluted EPS, excluding amortization of intangible assets (which we refer to as EPS (cash) in our performance goals), were $2.33. The Compensation Committee adjusted the results to exclude items unrelated to operating performance. These adjustments are made so that management does not benefit from the levels of shares repurchased as they differ from operating plan amounts.
     **The actual result for this performance metric is not disclosed because the Company believes that the information is competitively sensitive and that its disclosure would result in competitive harm to the Company.
2008 Annual Bonuses for Named Executive Officers, page 29
6.
Based on your performance against your 2008 performance goals, the Annual Incentive Plan funded at 127.5% of the target. You disclose on page 28 that “[i]n arriving at the actual bonus for a particular executive, the Compensation Committee considers the target bonus multiplied by the overall bonus funding percentage... and adjusts the amount upwardly or downwardly to reflect the executive’s overall contribution to the Company.” Although you disclose that the named executive officers were paid bonuses at a higher percentage of the target than the funding performance, it appears that you have only disclosed the amount of bonuses actually paid. Please revise to separately disclose for each named executive officer the following information.

•	The amount of bonus that would have been paid at the 127.5% level;
•	The additional amount that the committee decided to pay; and
•
A detailed analysis for each named executive officer which discloses the committee’s reasoning as to why it decided to increase the bonus, including disclosure of the individual performance considered by the committee for each respective named executive officer.

RESPONSE 6:
     On page 30 of the 2009 Proxy Statement, we disclose the individual performance considered by the Compensation Committee in making its compensation recommendations. We note, however, that specific items are only attributed to Mr. Snow. The performance of the other named executive officers is addressed generally without individual attribution. In order to address your comment, in future filings, beginning with the 2010 Proxy Statement, the Company will include discussion of the individual performance factors considered by the Committee for each named executive officer. In addition, when the Committee recommends bonus payments in excess of the Annual Incentive Plan funding amount, the Company will add discussion regarding the bonus amount payable at the funding percentage, the difference between that amount and the actual bonus, and the Committee’s reasoning for paying the additional amounts. For performance year 2008, such disclosure would be substantially as follows:
     The executive officers of the Company, including the named executive officers, are eligible each year for an annual cash bonus pursuant to the Company’s Executive Incentive Compensation Plan. The Executive Incentive Compensation Plan operates as a part of the Company’s broad-based Annual Incentive Plan. In order to provide the Compensation Committee with the flexibility to reward executives for superior performance while maintaining compliance with the requirements of Section 162(m) of the Internal Revenue Code, the Executive Incentive Compensation Plan establishes a maximum award of 250% of target bonus if threshold performance is attained and the Compensation Committee can and does exercise negative discretion on the maximum award to further align each individual’s bonus with the individual’s performance. In arriving at the actual bonus for a particular executive, the Compensation Committee considers the target bonus multiplied by the overall bonus funding percentage for the Annual Incentive Plan and adjusts the amount upwardly or downwardly to reflect the executive’s overall contribution to the Company.
     Unlike bonus pool funding which is formulaic and results in a specific aggregate bonus pool available for payout to almost 4,000 eligible employees, the Compensation Committee exercises discretion and judgment in determining individual bonus awards. In addition, while the overall Annual Incentive Plan bonus funding is capped at the funding percentage (for 2008 the Annual Incentive Plan was capped at 127.5% of target), individual awards are based on performance and can be higher or lower than the funding percentage. This is true for all employees covered by the Annual Incentive Plan, including the named executive officers. However, the aggregate bonus payments to all Annual Incentive Plan participants do not exceed the bonus pool funded based on the actual results.
     The chart below sets forth for each named executive officer the bonus amount payable at 127.5% of target (the Annual Incentive Plan funding factor), the bonus amount received in excess of plan funding and the total bonus paid. As noted in the Compensation Discussion and Analysis, Ms. Reed retired from her position as Senior Vice President, Finance and Chief Financial Officer in March 2008. As a result she did not participate in the Executive Incentive Compensation Plan in 2008. Ms. Reed continued her employment on a part-time basis in a special advisory role and worked on a number of important strategic matters during 2008. Ms. Reed received a discretionary bonus payment of $150,000 for 2008 reflecting her continued contribution to the success of the Company.

	Potential Bonus
	Funded Under			Difference between
	Executive Incentive			Bonus at 127.5% of
	Compensation Plan	Bonus at 127.5% of	Actual Bonus	Target and Actual
Name	250% of Target	Target	Payment	Bonus
David B. Snow, Jr.	$4,225,000	$2,154,750	$3,000,000	$845,250

Kenneth O. Klepper	$1,663,025	$848,143	$1,100,000	$251,857

John P. Driscoll	$1,020,750	$520,583	$650,000	$129,418

Timothy C. Wentworth	$1,062,188	$541,716	$750,000	$208,284

Richard J. Rubino	$901,600	$459,816	$550,000	$90,184

JoAnn A. Reed	N/A	N/A	N/A	N/A

Committee’s Evaluation of Individual Performance
     In making its compensation recommendations, the Compensation Committee considered a variety of accomplishments by each named executive officer during the fiscal year as well as their performance against stated financial goals and objectives. Following is an analysis of the individual performance factors considered by the Compensation Committee of the named executive officers (other than Ms. Reed who did not receive a bonus under the Executive Incentive Compensation Plan).
David B. Snow, Jr.
     In assessing Mr. Snow’s performance, the Committee considered both the tactical and strategic accomplishments which contributed to the Company’s strong 2008 business performance. At the tactical operating level, performance factors included a record sales year that drove better than expected earnings per share growth for investors, growth in generic and mail penetration rates, growth in the specialty pharmacy business, and growth in the Medicare business. Strategic performance factors considered by the Committee included clinical initiatives, continued positive growth in Medco’s brand image and entry into the international marketplace. In recommending a bonus for 2008 that was above the funding level for the Company, the Compensation Committee considered Mr. Snow’s accomplishments and the difficulty of achieving 2008 performance goals compared to 2007 and determined that a higher bonus was warranted. Finally, the Compensation Committee also considered the average funding for the executive team. The Compensation Committee believed that the strength of Mr. Snow’s contributions supported a bonus higher than the average funding level for his executive team.

Kenneth O. Klepper
     In assessing Mr. Klepper’s 2008 performance, the Committee considered a number of tactical, operational and strategic accomplishments including the Company’s record sales that exceeded targets for: net new drug spend and specialty margin; significant growth of the specialty business; productivity savings; the start-up and construction of the Company’s third automated dispensing pharmacy; assuming responsibility for the Medicare business; and leadership on the Therapeutic Research Centers’ strategy and implementation. In recommending a bonus at a higher level than the funding percentage for the Company, the Compensation Committee considered Mr. Klepper’s accomplishments, the difficulty of achieving 2008 performance goals compared to 2007, the record results for net-new sales and Mr. Klepper’s strategic advancements with the Therapeutic Resource Centers.
John P. Driscoll
     In assessing Mr. Driscoll’s individual performance, the Committee considered a number of tactical and strategic factors including success in achieving overall margin goals, leadership managing the Retiree Solutions Business, development of Medco’s international strategy, the acquisition of Europa Apotheek Venlo B.V. and the joint venture with Apoteket in Sweden. The Committee also considered Mr. Driscoll’s contribution to innovation, particularly in terms of wiring healthcare. In recommending a bonus at a higher level than the funding percentage for the Company, the Compensation Committee considered Mr. Driscoll’s accomplishments, the difficulty of achieving 2008 performance goals compared to 2007, the significant contribution to margin by the Retiree Solutions Business and Mr. Driscoll’s success in entering the international market.
Timothy C. Wentworth
     In assessing Mr. Wentworth’s performance for 2008, the Committee considered a number of factors, including financial results that exceeded revenue and margin goals, the successful integration of the Critical Care Systems business (acquired in 2007), and advancement in operational excellence. Finally, the Committee considered Mr. Wentworth’s accomplishments in developing Accredo’s talent development and succession planning processes. In recommending a bonus at a higher level than the funding percentage for the Company, the Compensation Committee considered Mr. Wentworth’s accomplishments, the difficulty of achieving 2008 performance goals compared to 2007, and the performance of the Accredo specialty business under Mr. Wentworth’s leadership.
Richard J. Rubino
     In assessing Mr. Rubino’s 2008 performance, the Committee took a number of factors into consideration including the development of a financial strategy focused on driving long-term shareholder value which included creating liquidity, building cash balances, maintaining debt at current levels, improving return on invested capital, and managing inventory levels and accounts receivable. Finally, the Committee considered the strong, credible relationships Mr. Rubino has established with the investor community. In recommending a bonus at a higher level than the funding percentage for the Company, the Compensation Committee considered Mr. Rubino’s accomplishments, the difficulty of achieving 2008 performance goals compared to 2007, Mr. Rubino’s success in increasing the Company’s cash balance and his ability to focus the organization on return on invested capital.
     Please call the undersigned at (201) 269-5869 if you have any questions regarding this submission.

Very truly yours, /s/ Lori B. Marino Lori B. Marino

cc:	David B. Snow, Jr. Thomas M. Moriarty